UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
Kirkland’s, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
497498 10 5

(CUSIP Number)

Carl Turner Kirkland
431 Smith Lane
Jackson, Tennessee 38301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	497498 10 5	Page 2 of 4 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Carl Turner Kirkland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,218,162*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,218,162*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,218,162*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%

14	TYPE OF REPORTING PERSON

IN
*Includes options to purchase 15,000 shares of Common Stock which are exercisable within 60 days of April 29, 2009.

CUSIP No.	497498 10 5	Page 3 of 4 Pages
SCHEDULE 13D
     This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the statement of beneficial ownership on Schedule 13D filed on September 22, 2008 by and on behalf of Carl Turner Kirkland (“Mr. Kirkland”) with respect to the common stock, no par value per share (the “Common Stock”), of Kirkland’s, Inc.
 Item 1.  Security and Issuer.
     No change.
Item 2.  Identity and Background.
     No change.
Item 3.  Source and Amount of Funds or Other Consideration.
     No change.
Item 4.  Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended by adding the following at the end thereof:
     On April 23, 2009, Mr. Kirkland entered into a plan to sell of shares of the Common Stock. Under the terms of the plan, adopted in compliance with Rule 10b5-1 of the Securities Exchange Act of 1934, Mr. Kirkland sold 584,700 shares of Common Stock between April 27, 2009 and May 5, 2009.
Item 5.  Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	The Reporting Person beneficially owns an aggregate of 4,218,162 shares of Common Stock, representing 21.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-K filed on April 20, 2009), including options to purchase 15,000 shares of Common Stock which are exercisable within 60 days of April 29, 2009.

(b)	The Reporting Person has the sole right to vote, or direct the vote, and sole power to dispose of, or direct the disposition of, the 4,218,162 shares of Common Stock owned by the Reporting Person.

(c)	The Reporting Person sold the following shares of Common Stock in the open market pursuant to the terms of the 10b5-1 trading plan:

Date	Number of Shares Sold	Price Per Share
4/27/2009	101,000	$6.7539	(1)
4/28/2009	91,100	$6.8544	(2)
4/29/2009	70,400	$6.8341	(3)

CUSIP No.	497498 10 5	Page 4 of 4 Pages

Date	Number of Shares Sold	Price Per Share
4/30/2009	37,500	$6.8725	(4)
5/1/2009	4,200	$6.8038	(5)
5/4/2009	139,500	$6.8872	(6)
5/5/2009	141,000	$6.9086	(7)

(1)	Represents the weighted average sales price for price increments ranging from $6.63 to $6.89.

(2)	Represents the weighted average sales price for price increments ranging from $6.75 to $6.90.

(3)	Represents the weighted average sales price for price increments ranging from $6.87 to $6.98.

(4)	Represents the weighted average sales price for price increments ranging from $6.83 to $6.96.

(5)	Represents the weighted average sales price for price increments ranging from $6.80 to $6.81.

(6)	Represents the weighted average sales price for price increments ranging from $6.80 to $6.94.

(7)	Represents the weighted average sales price for price increments ranging from $6.87 to $6.94.
(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,218,162 shares of Common Stock owned by the Reporting Person.

(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
     No change.
Item 7. Materials to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2009

CARL TURNER KIRKLAND

/s/ Carl T. Kirkland